Monthly Report - July, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,527,840       13,864,961
Change in unrealized gain (loss) on open          (8,628,466)      (4,433,826)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0         (11,480)
      obligations
   Change in unrealized gain (loss) from U.S.           5,447        (458,676)
      Treasury obligations
Interest income (expense)       	              114,506          431,463
Foreign exchange gain (loss) on margin deposits         3,945        (103,587)
				                 ------------    -------------
Total: Income 				          (6,976,728)        9,288,855

Expenses:
   Brokerage commissions 		              332,369        2,438,954
   Management fee 			               40,292          283,752
   20.0% New Trading Profit Share 	            (348,713)           79,370
   Custody fees 		       	                  698           14,866
   Administrative expense 	       	               48,173          430,924
					         ------------    -------------
Total: Expenses 		                       72,819        3,247,866
Net Income(Loss)			   $      (7,049,547)        6,040,989
for July, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (79,911.392    $     2,894,131    108,404,281    111,298,412
units) at June 30, 2022
Addition of 		 	          2,943              0          2,943
2.439 units on July 1, 2022
Redemption of 		 	              0      (299,079)      (299,079)
(219.592) units on  July 31, 2022*
Net Income (Loss)               $     (183,094)    (6,866,453)    (7,049,547)
for July, 2022
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2022
(79,725.130 units inclusive
of 30.891 additional units) 	      2,713,980    101,238,749    103,952,729
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2022 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (6.76)% 	     4.88%  $  1,125.31	   61,646.113 $    69,370,929
Series 3    (5.23)% 	     7.04%  $  1,795.31	   10,099.512 $    18,131,708
Series 4    (6.32)% 	     8.43%  $  2,419.38	    4,130.328 $     9,992,814
Series 5    (5.28)% 	     6.43%  $  1,677.57	    3,849.177 $     6,457,278

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			New York, NY   10036





			August 22, 2022
Dear Investor:

Losses from trading stock index futures, energy futures and currency forwards far outdistanced profits from trading interest rate futures. Trading of non-energy commodity futures was slightly unprofitable as well.

Financial and commodity markets continued to be rattled by the uncertainties about global inflation and the outlook for economic growth.
Macro factors influencing the markets included the widespread hawkish shifts in monetary policies toward higher interest rates, quantitative tightening and the end of forward guidance; the multiple impacts of Russia's war on Ukraine, especially with regard to persistent energy market turmoil; and China's property market and COVID policy growth impediments.

Following a dismal first half of 2022 for equity investing, and with fund managers sitting on cash holdings at 21 year highs, equity investors during summer-slimmed July trading seemed to look past the current tightening of monetary policy and recession fears, and drove equity index futures prices higher. Indeed, global stocks, as measured by the FTSE All-World Index, recorded their best monthly performance in nearly two years. Short positions in U.S., European, British, Korean, Australian, Brazilian, Indian and EAFE equity index futures were unprofitable. Trading of Japanese and Canadian futures also posted losses. On the other hand, short positions in Chinese stock index futures and trading of the VIX futures registered partially offsetting profits.

Although energy supplies remained tight, crude oil prices fell in July as investors priced in the risks of tighter monetary policy, possible
European and U.S. recessions, and China's persistent growth sapping efforts to tame COVID-19. Long positions in WTI and Brent crude were unprofitable. On the other hand, natural gas prices increased, particularly in the wake of increased restrictions on flows of Russian gas to Europe through the Nord Stream 1 pipeline. Consequently, a short U.S. natural gas position was unprofitable and was reduced significantly.

Interest rates were volatile for most of the month before plunging lower during the last week of July. Apparently, investors began to feel that recession risks would keep central banks from hiking rates as aggressively as they were currently proposing. Gains on long positions in Canadian, Australian, Japanese, U.K. and German bond futures fractionally outdistanced losses from trading a variety of short-term interest rate futures and from a short position in ultra-long-term German bond futures.

Long U.S. dollar trades were profitable during the first half of July when the Bloomberg DXY index touched 20-year highs. However, when interest rates surprisingly declined sharply thereafter, the U.S. dollar fell back quickly too. Overall, losses on long U.S. dollar positions versus the currencies of Japan, Brazil, Switzerland, Sweden, Norway, Great Britain, Canada and Australia outpaced the profit from a long
U.S. dollar/short euro trade.

Despite higher interest rates and recession risks, the weakening dollar underpinned a rise in metal prices late in July and short gold, silver and zinc trades produced losses that slightly outweighed the gain from a short copper position early in July. Hot, dry weather in the U.S.
boosted grain prices somewhat and short corn, soybean, and soybean oil trades posted small losses that slightly outdistanced the gains from short wheat trades. Wheat prices were held back somewhat by a tentative agreement to allow Ukrainian wheat exports.



                                       Very truly yours,

				       Millburn Ridgefield Corporation
				       Harvey Beker, Chairman